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                                August 23, 2023

       Cecil Magpuri
       Chief Executive Officer
       Falcon's Beyond Global, Inc.
       6996 Piazza Grande Avenue, Suite 301
       Orlando, FL 32835

                                                        Re: Falcon's Beyond
Global, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed August 14,
2023
                                                            File No. 333-269778

       Dear Cecil Magpuri:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-4

       Risk Factors
       After the completion of the Strategic Investment..., page 24

   1. Where you address conflicts of interest in this risk factor, revise to address the conflict of interest presented by
the QIC Priority Commitment.
       Information About the Company
       Recent Developments, page 204

   2.                                                   Your disclosure
indicates that on July 27, 2023, the Company entered into the Strategic
                                                        Investment and
Subscription Agreement with Qiddiya Investment Company (   QIC   ), and
                                                        its affiliates. Please
explain why the impact of these transactions has not been given effect in the Pro Forma
Financial Information included on pages 76 through 93 of the filing
 Cecil Magpuri
Falcon's Beyond Global, Inc.
August 23, 2023
Page 2
      pursuant to the guidance in Rule 11-01(a)(8) of Regulation S-X. Also, please revise to disclose the nature and terms of these transactions and the related agreements in a subsequent events note to the Company's financial statements as required by ASC 855-10-
      50.
General

3. Throughout your filing where you discuss the Strategic Investment, revise to include more detail regarding the Company Talent Incentive Program, including that it must include either (i) an equity pool equal to approximately 10% of FCG's issued and outstanding equity or (ii) a cash bonus pool equal to $12.0 million (i.e., the remaining $12.0 million of the $30.0 million investment).
        You may contact Ta Tanisha Meadows at 202-551-3322 or Linda Cvrkel at 202-551-
3813 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,
FirstName LastNameCecil Magpuri
                                                            Division of
Corporation Finance
Comapany NameFalcon's Beyond Global, Inc.
                                                            Office of Trade &
Services
August 23, 2023 Page 2
cc:       Joel Rubinstein, Esq.
FirstName LastName